August 11, 2014
VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N. E.
Washington, D.C. 20549-7010
Attention:  Mr. Larry Spirgel, Assistant Director

Re:	Pandora Media, Inc.
Form 10-K for the transition period from February 1, 2013 to December 31, 2013
Filed February 14, 2014
File No. 001-35198

Dear Mr. Spirgel:

This letter responds to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated July 17, 2014, relating to the Form 10-K for the transition period from February 1, 2013 to December 31, 2013 (the “Form 10-KT”) of Pandora Media, Inc. (“Pandora,” the “Company” or “we”). For ease of review, we have set forth each of the Staff’s comments in bold print below, followed by the Company’s responses thereto, including, where relevant, revised disclosure proposed to be included in future filings.

Form 10-K for the transition period from February 1, 2013 to December 31, 2013

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A)

Recent Key Events, page 49

1.
We note your recent purchase of KXMZ-FM, a terrestrial radio station, in part to allow you to qualify for certain settlement agreements concerning royalties for the public performance of musical works between the RMLC, ASCAP and BMI. Discuss in greater detail how much of a positive impact this development is anticipated to have on your acquisition costs.

Response:  We agree with the Staff that disclosure of the impact of the KXMZ acquisition is appropriate and are proposing to add the following disclosure to our Form 10-Q for the period ending September 30, 2014 (italicized statements are additions to the current disclosure):

In June 2013, we entered into a local marketing agreement to program KXMZ-FM, a Rapid City, South Dakota-area terrestrial radio station. In addition, we entered into an agreement to purchase the assets of KXMZ-FM for a total purchase price of approximately $0.6 million in cash, subject to certain closing conditions. These agreements were made in part to allow us to qualify for certain settlement agreements concerning royalties for the public performance of musical works between the Radio Music Licensing Committee (“RMLC”) and the American Society of

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Composers, Authors and Publishers (“ASCAP”) and Broadcast Music, Inc. (“BMI”). We believe that we qualify for the Radio Music Licensing Committee RMLC royalty rates which provide us with savings of less than 1% of revenue in content acquisition cost, compared with the latest contractual rates. As of June 30, 2014, we have paid $0.4 million of the purchase price, which is included in the other long-term assets line item of our balance sheets.

Completion of the KXMZ-FM acquisition is subject to various closing conditions. These include, but are not limited to, regulatory approval by the Federal Communications Commission. Upon completion of these conditions, we expect to account for this transaction as a business combination.

2.	Clarify what measures were taken that has allowed you “to better manage the growth of content acquisition costs while minimizing adverse effects on the listener experience.”

Response:  We respectfully advise the Staff that, as was disclosed in the Company’s Form 10-KT, the Company instituted a 40 hour per month listening limit for our advertising supported service on certain mobile and other connected devices from March 2013 to September 2013.

During the period in which the mobile listening limit was in place, we adopted other more precise measures that allow us to manage the growth of content acquisition costs while minimizing adverse effects on the listener experience. These measures primarily include adjusting the number of times users can skip songs during a given listening session, as well as optimizing time-based thresholds whereby music will stop playing after a certain length of user inactivity with the service.

In response to the Staff’s comments, we are proposing to add the following detail to the discussion in our Form 10-Q for the period ended September 30, 2014:

While we eliminated the mobile listening cap in September 2013, we implemented other measures to manage the growth of content acquisition costs while minimizing adverse effects on the listener experience, such as adjusting the number of times users can skip songs during a given listening session, as well as optimizing time-based thresholds whereby music will stop playing after a certain length of user inactivity with the service.

Key Metrics, page 52

3.
Subscription revenue for your Pandora One subscribers has become a larger portion of your revenue recently, increasing to approximately 27% of your revenue for the three months ended March 31, 2014. As the revenue driver for your Pandora One service is driven by the number of paid subscribers and the free service is driven by advertising, we feel that you should have two separate discussions of these revenue streams. Separate disclosure and discussion of details for active users, listener hours, user margins, and the content acquisition costs for the two types of users would provide a better understanding of these independent revenue streams.

4.	We also believe that revenue per thousand listener hours and licensing cost per listener hours should be separately reported for Pandora One subscribers and free subscribers. Further a

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discussion of the effects of price changes and number of Pandora One subscribers is useful for an understanding of the growth of the paid subscriber related revenues.

Response:  We agree with the Staff that separate disclosure and discussion of our advertising and subscription revenue streams is appropriate. We also agree with the Staff that a discussion of the effects of price changes and the number of Pandora One subscribers is appropriate.

In response to the Staff’s comments, we will include disclosure in the format below beginning with our Form 10-Q for the period ending September 30, 2014. Please note that we are presenting the below disclosure for the eleven month periods covered in our Form 10-KT as an example of the form of disclosure we will provide in future reports.

The table below sets forth our users, listener hours, RPMs and LPMs on an advertising and subscription basis for the eleven months ended December 31, 2012 and 2013.

Eleven months ended December 31, 2012
User Type	Users (in millions)	Listener hours (in billions)	RPM	LPM**
Ad-based Active Users	65.45	11.55	29.60	17.37
Subscribers*	1.7	1.01	45.59	28.84
Total	67.2	12.56	30.88	18.3
Eleven months ended December 31, 2013
User Type	Users (in millions)	Listener hours (in billions)	Total RPM	LPM**
Ad-based Active Users	73.0	13.34	36.70	18.70
Subscribers*	3.3	1.97	56.27	33.23
Total	76.3	15.31	39.22	20.57
* As of end-of-period. Inactive subscribers are included as they contribute towards the subscription RPM.

** Under the Pureplay Settlement agreement, we pay per-performance rates for the streaming of sound recordings for our Pandora One subscription service that are higher than the per-performance rates for our free, non-subscription service.

In addition, we plan on discussing period-to-period variances for the above as part of our overall discussion on RPM and LPM trends.

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Advertising Revenue per Thousand Listener Hours (“ad RPMs”), page 52

5.
We note that your total ad RPMs and your traditional computer ad RPMs for the twelve month periods ended January 31, 2012 and January 31, 2013 demonstrated a decline while your ad RPMs for the eleven month periods ended December 31, 2012 and December 31, 2013 demonstrated an increase. Tell us why the elimination of the 40 hour per month listening caps in September 2011 had a more significant negative effect on the 12 month period comparisons versus the 11 month period comparisons.

Response:  We respectfully advise the Staff that, because the September 2011 removal of the listening cap was effective prior to the beginning of both eleven month periods presented, there was no effect of the cap removal on the period-to-period variance. The effect of the cap removal on the variance from fiscal 2012, or the period covering February 1, 2011 to January 31, 2012, to fiscal 2013, or the period covering February 1, 2012 to January 31, 2013, is that hours growth outpaced revenue growth because for two-thirds of fiscal 2012, hours growth had been tempered by the traditional computer cap. We respectfully refer the Staff to our disclosure on pages 52-53 of the Form 10-KT for additional discussion.

As requested by the Staff, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-KT;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-KT; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding the foregoing, please contact the undersigned at (510) 842-7941 or our outside counsel Martin Wellington of Davis Polk & Wardwell LLP at (650) 752-2018.

Very truly yours,
/s/ Michael S. Herring
Michael S. Herring
Executive Vice President and Chief Financial Officer

cc:	Paul Fischer, Attorney-Advisor, Securities and Exchange Commission
Michael Henderson, Senior Staff Accountant, Securities and Exchange Commission
Terry French, Accountant Branch Chief, Securities and Exchange Commission
Brian McAndrews, Chief Executive Officer, President and Chairman, Pandora Media, Inc.
Jeremy Liegl, Senior Corporate Counsel, Pandora Media, Inc.
Martin A. Wellington, Davis Polk & Wardwell LLP

2101 WEBSTER ST • STE 1650 • OAKLAND, CA 94612 | T 510.451.4100 | F 510.451.4286 | PANDORA.COM